March 13, 2020

James L. Dolan
Chief Executive Officer
MSG Entertainment Spinco, Inc.
Two Pennsylvania Plaza
New York, NY 10121

       Re: MSG Entertainment Spinco, Inc.
           Registration Statement on Form 10
           Filed March 6, 2020
           File No. 001-39245

Dear Mr. Dolan:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Registration Statement on Form 10-12B

General

1. Please revise your exhibit index notes to indicate that portions of the Exhibits 10.4, 10.5,
      10.18, 10.19, 10.21, and 10.23 through 10.26 have been omitted. Refer to
Item 601(b)(10)
      of Regulation S-K.
 James L. Dolan
FirstName LastNameJames L. Dolan
MSG Entertainment Spinco, Inc.
Comapany2020
March 13, NameMSG Entertainment Spinco, Inc.
Page 2
March 13, 2020 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Scott Stringer at (202) 551-3272 or Lyn Shenk, Accounting Branch
Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Justin Dobbie, Legal
Branch Chief, at (202) 551-3469 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Robert W. Downes, Esq.